Mail Stop 6010

December 7, 2007

Dean T. Johnson, Vice President and Chief Financial Officer
The Aristotle Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

Via U S Mail and FAX [(920) 568-5739]

> **Re: The Aristotle Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-14669**

Dear Mr. Johnson:

We have reviewed the information and proposed disclosures filed on November 29, 2007 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Dean T. Johnson, Vice President and Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, page 16

1.   We refer to your response to comment 2. Under question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures you should not characterize a non-GAAP financial measure as EBITDA if that measure is not conventionally determined. If believe that what you report as "other expense (income)" is appropriately considered interest for purposes of determining EBITDA please disclose why in future filings. Otherwise, please comply with the guidance from question 14.

2.   We refer to your response to comment 3. When presenting EBITDA as a performance measure you should also provide substantive disclosure under Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The disclosures you make in support of EBITDA as a performance measure are generic and are insufficient for that purpose. In future filings please delete disclosure of EBITDA as a performance measure or expand to provide substantive disclosure under Question 8. If you intend to continue to disclose EBITDA as a performance measure, provide us your proposed future disclosure.

        As a related matter, your response also indicates that EBITDA, as disclosed, is defined in your debt covenants. If you present that measure in describing and explaining your compliance with debt covenants, please expand future filings to provide the disclosures called for under Question 10 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Show us what you plan to disclose.

Note (13) Long-term Accruals, page 52

3.   We refer to your response to prior comment 6. Please further explain to us how you are applying the accounting described in the next to last paragraph of the response. In that regard, please:

        • Provide a schedule showing the expected cash flows from the arrangement.
        • Show us how you are recording the cash flows subsequent to the initial $2 million received at inception.
        • You indicate that the long-term accrual is being increased over the term of the agreement. Please tell us the ultimate amount and what that amount is intended to represent.
        • Explain how you determined the fair value of the trademarks at the end of the term.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant